Exhibit index begins on page 2.


02047310

PE 7-1-02

# FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL 2 6 2002
WASH, D.C. 164 SECTION

## SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2002 Commission File Number: 0-30024

**CFM CORPORATION**

(Name of registrant)


PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

**460 Admiral Boulevard**
**Mississauga, Ontario**
**Canada L5T 3A3**

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

## EXHIBIT INDEX

# Form 27

*Securities Act*

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT (ONTARIO)

[Section 118(1)(Alberta), Section 67(1)(B.C.) Section 81(2)(Nova Scotia) Section 84(1)(b)(Sask.-Form25)]

**ITEM 1. Reporting Issuer**

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario L5T 3A3

**ITEM 2. Date of Material Change**

July 24, 2002

**ITEM 3. Press Release**

A press release was issued in Mississauga, Ontario over the BCE Emergis news wire service on July 24, 2002, a copy of which is attached hereto.

**ITEM 4. Summary of Material Change**

See attached press release.

**ITEM 5. Full Description of Material Change**

See attached press release.

**ITEM 6. Reliance on Section 75(3) of the Act (Ontario)**

**[118(2) (Alberta) 67(2)(B.C.) 81(3) (Nova Scotia) 84(2) (Saskatchewan)]**

No reliance.

**ITEM 7. Omitted Information**

None.

**ITEM 8. Senior Officer**

Sonya Stark
Director, Legal Affairs, Investor Relations and Corporate Secretary
Telephone: (905) 670-7777

**ITEM 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated in the City of Mississauga, this 25th day of July, 2002.

SONYA STARK

Sonya Stark
Director, Legal Affairs, Investor Relations and Corporate Secretary



460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmmajestic.com
Website: www.cfmmajestic.com

**PRESS RELEASE** **SYMBOL: CFM-TSE**

## CFM CORPORATION ANNOUNCES RECORD RESULTS FOR THIRD QUARTER OF FISCAL 2002

MISSISSAUGA, ONTARIO – July 24, 2002 – CFM Corporation ("CFM") announced today its financial results for the nine months ended June 29, 2002. Sales for the quarter increased 75% to $152 million from $87 million last year. Net income increased 115% to $7.3 million from $3.4 million last year and 59% from $4.6 million last year after giving retroactive effect to the accounting change concerning the amortization of goodwill. Earnings per share ("EPS") increased 100% to $0.18 from $0.09 last year and 50% to $0.18 from $0.12 after giving retroactive effect to the accounting change concerning the amortization of goodwill.

**Financial Highlights**

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| ($millions, except per share amounts) | June 29, 2002 | June 30, 2001 | June 29, 2002 | June 30, 2001 |
| Net Sales | 152.5 | 86.9 | 393.3 | 271.6 |
| Gross Margin | 39.1 | 27.2 | 119.5 | 90.9 |
| Net Income | 7.3 | 3.4 | 27.5 | 18.3 |
| Earnings per share | .18 | .09 | .70 | .48 |
| EBITDA (see enclosed definition) | 15.8 | 10.4 | 54.4 | 43.1 |

"We are pleased by CFM's continued strong sales, earnings momentum and market share gains. As expected, gross margins declined with the commencement of large scale barbeque grill manufacturing within a short time frame during our second and third quarters. Our first priority was to meet our commitments in terms of both quality and on-time fulfillment and in doing so, we incurred significant costs in ramping up production. The shortfall in gross margin was compensated for by the significant sales growth we experienced in the quarter, and we are working diligently to improve the overall gross margins in our barbeque products", said Colin Adamson, Chairman and Chief Executive Officer.

**Sales by Product Category**

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| ($millions) | June 29, 2002 | June 30, 2001 | June 29, 2002 | June 30, 2001 |
| Hearth and Heating Products | 83.9 | 78.6 | 279.9 | 253.9 |
| Barbeque and Outdoor Products | 68.6 | 8.3 | 113.4 | 17.7 |
| | 152.5 | 86.9 | 393.3 | 271.6 |

Sales of hearth and heating products were $83.9 million in the quarter, an increase of 7% from the prior year. Within this product category, hearth products generated double digit growth. This growth was offset by a reduction in space heating product sales due to the deferral of mass merchant purchasing until closer to the planned time of sale by the retailer in the fall season. On a year-to-date basis, the hearth and heating product category sales were $279.9 million, an increase of 10% from the prior year.

Sales of barbeque and outdoor products were $68.6 million in the quarter, an increase of $60.3 million from the prior year. The significant increase is a result of sales of our new mass merchant barbeque grills and barbeque accessories through our CFM Keanall operations. As previously announced, CFM Keanall was formed as a barbeque division on January 1, 2002 by combining the newly acquired Keanall Holding Limited ("Keanall") with the commencement of commercial production in our barbeque grill manufacturing plant. Also as previously announced, CFM acquired The Great Outdoors Grill Company ("TGO") on May 30, 2002. TGO revenues from the date of acquisition are included in revenue reported for the quarter ended June 30, 2002. This sales growth in barbeque and outdoor products occurred in spite of a reduction in garden product sales early in the quarter due to weather conditions and a challenging retail environment for early spring products.

**Gross Margins**

Gross margin in the quarter of 25.7% compares to 31.3% in the previous year.

Gross margin in the quarter was heavily impacted by initial season barbeque manufacturing costs related to barbeque appliances shipped in the quarter. In the quarter, shipments occurred of barbeque inventory manufactured in the second and third quarters. Barbeque appliance margins in this start up year were impacted by costs associated with short term inefficient raw material usage and component sourcing, subcontracted metal forming and inefficient labour and operations costs following commencement of commercial operations of the facility on January 1, 2002.

Gross margins were also impacted by a decline in garden products revenues and the resulting inefficient use of manufacturing capacity in our Chicago operations in the quarter.

Gross margin for the nine months of fiscal 2002 was 30.4%, which is lower than the prior year margin of 33.5%, primarily as a result of lower third quarter gross margins.

**Expenses**

Selling, administrative, research and development expenses increased to $23.4 million from $16.8 million in the previous quarter reflecting the consolidation for the first time of the CFM Keanall expenses. As a percentage of sales, expenses declined to 15% from 19% in the previous quarter reflecting the impact of additional sales of barbeque product without a proportionate increase in selling, administrative and other support costs.

**Net Income**

Net income for the quarter was $7.3 million versus $3.4 million in the previous year. Net income was $4.6 million in the prior year after giving retroactive effect to the accounting change concerning the amortization of goodwill.

## EBITDA

Earnings before interest, taxes and amortization ("EBITDA") for the quarter were $15.8 million versus $10.4 million in the prior year. EBITDA, as a percentage of sales, declined to 10.4% from 12% for the quarter due to the lower gross margin. On a year-to-date basis, EBITDA, as a percentage of sales, declined to 13.8% from 15.9% in the prior year due to a less favourable sales mix in the first quarter and the lower third quarter margin.

*EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortizations to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations as follows:*

**EBITDA**

| | For the three months ended | | For the nine months ended | |
|---|---|---|---|---|
| | June 29, 2002 | June 30, 2001 | June 29, 2002 | June 30, 2001 |
| Net income for the period | 7,299 | 3,371 | 27,510 | 18,259 |
| Amortization | 3,522 | 2,615 | 9,814 | 7,760 |
| Interest income | (76) | (117) | (198) | (452) |
| Interest expense | 2,229 | 2,040 | 5,162 | 6,055 |
| Income taxes | 2,783 | 1,273 | 12,122 | 7,928 |
| Amortization of Goodwill (net of tax) | - | 1,221 | - | 3,561 |
| **EBITDA** | **15,757** | **10,403** | **54,410** | **43,111** |

*EBITDA is not a recognized measure for financial statement presentation under Canadian generally accepted account principles ("GAAP"). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this earnings measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.*

### Cash Flows Provided by Operating Activities

Cash flows provided by operating activities increased $17.2 million to $9.2 million due primarily to a lower increase in working capital in the quarter ended June 29, 2002 compared to the quarter ended June 30, 2001. A portion of the seasonal ramp up in barbeque account receivables and inventory experienced in the second quarter was converted to cash in this quarter which contributed to the change in working capital for the quarter ended June 29, 2002.

### Net Bank Debt

Net bank debt increased in the quarter from March 30, 2002 by $25.1 million to $172.2 million, primarily due to the acquisition of TGO and the purchase of capital assets.

*Net bank debt is defined as outstanding external debt plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.*

*Net bank debt is not a recognized measure for financial statement presentation under Canadian generally accepted account principles ("GAAP"). Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.*

## Weighted Average Shares Outstanding

The weighted average shares outstanding increased by 2,334,000 shares to 40,495,000 as compared to 38,161,000 shares outstanding in the quarter ended June 30, 2001. The increase is primarily due to the issuance of 2,526,314 shares on January 2, 2002 for the purchase of Keanall and the issuance of 195,366 shares on May 30, 2002 for the purchase of TGO. CFM did not repurchase any shares during the second and third quarters. During the first quarter, CFM repurchased 139,400 shares at an average price of $8.03.

## New Board Members

CFM also announced today the election of two new members to the Board of Directors, Mr. David Colcleugh, Chairman, President and Chief Executive Officer of Dupont Canada Inc. and Mr. Paul Houston, President and Chief Executive Officer of Alderwoods Group Inc. In addition, Carlo DePellegrin, a Chartered Accountant and Partner of Williams & Partners, Chartered Accountants, LLP and a Director of CFM since 1994, has been elected to the role of Lead Director.

"We are pleased to have such experienced business leaders join our Board of Directors and look forward to their valued contributions", said Colin Adamson, Chairman and Chief Executive Officer.

## New Head Office Location

CFM relocated its head office on July 5, 2002 to 460 Admiral Boulevard in Mississauga. The former 475 Admiral Boulevard facility remains an operating manufacturing facility.

## 2002 Outlook

CFM operates in a seasonal business that is impacted by the buying practices of major customers. Sales reported in any particular quarterly period are subject to the timing of order receipt and fulfillment capacity by CFM. The seasonality of customer buying patterns straddle the reporting periods of the business and have the potential to significantly affect reported revenues in any particular quarter.

"We expect to continue to achieve earnings growth throughout the year. We continue to expect our results for the year as a whole to be within the EPS range of $1.05 to $1.15," concluded Colin Adamson.

* * * * *

*This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, demographics, consumer confidence and the level of housing starts, war and acts of terrorism, CFM's ability to develop new products, patent protection, weather, the seasonality of the demand for CFM's products, the seasonal buying patterns of major customers, the availability of CFM's manufacturing capacity to respond to seasonal demand, industry capacity, product liability, relationships with certain significant customers, suppliers and employees, availability of gas and gas prices mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.*

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories, and maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. CFM also manufactures barbecues, barbecue parts and accessories and outdoor garden accessories and imports indoor and outdoor space heating products from South Korea.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON
Chairman and Chief Executive Officer
(905) 670-7777

JIM LUTES
President and Chief Operating Officer
(905) 670-7777

## CFM CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS
*(In thousands of dollars, unaudited)*

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | **June 29, 2002** | **June 30, 2001** | **June 29, 2002** | **June 30, 2001** |
| **Sales** | 152,457 | 86,919 | 393,278 | 271,572 |
| Cost of sales | 113,313 | 59,702 | 273,813 | 180,626 |
| **Gross profit** | 39,144 | 27,217 | 119,465 | 90,946 |
| **Expenses** | | | | |
| Selling, administrative, research and development | 23,387 | 16,814 | 65,055 | 47,835 |
| Amortization | 3,522 | 2,615 | 9,814 | 7,760 |
| Interest income | (76) | (117) | (198) | (452) |
| Interest expense | 2,229 | 2,040 | 5,162 | 6,055 |
| | 29,062 | 21,352 | 79,833 | 61,198 |
| Income before income taxes and amortization of goodwill | 10,082 | 5,865 | 39,632 | 29,748 |
| Income taxes | 2,783 | 1,273 | 12,122 | 7,928 |
| Income before amortization of goodwill | 7,299 | 4,592 | 27,510 | 21,820 |
| Amortization of goodwill (1) | | 1,221 | | 3,561 |
| **Net income for the period** | 7,299 | 3,371 | 27,510 | 18,259 |
| **Earnings per share before amortization of goodwill** | 0.18 | 0.12 | 0.70 | 0.57 |
| **Earnings per share** | 0.18 | 0.09 | 0.70 | 0.48 |
| **Fully diluted earnings per share** | 0.18 | 0.09 | 0.68 | 0.47 |
| **Average number of shares outstanding** | 40,495 | 38,161 | 39,561 | 38,418 |

---

| | | | | |
|---|---|---|---|---|
| (1) Net of tax of | -- | 748 | -- | 1,743 |

## CFM CORPORATION
## CONSOLIDATED STATEMENT OF FINANCIAL POSITION
*(In thousands of dollars, unaudited)*

| | As at June 29, 2002 | As at June 30, 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | 3,431 | 8,643 |
| Accounts receivable | 106,204 | 73,671 |
| Income taxes recoverable | 5,487 | 11,093 |
| Inventory | 123,427 | 83,353 |
| Prepaid and other expenses | 2,942 | 3,837 |
| Future income taxes | 7,471 | 8,287 |
| **Total current assets** | 248,962 | 188,884 |
| Capital assets, net | 110,564 | 84,640 |
| Future income taxes | 1,032 | 352 |
| Other assets | 7,148 | 4,286 |
| Goodwill, net | 227,032 | 168,431 |
| Intangible assets | 7,907 | 6,144 |
| **Total assets** | 602,645 | 452,737 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Bank indebtedness | 3,262 | 8,215 |
| Accounts payable and accrued liabilities | 60,636 | 37,849 |
| Current portion of long-term debt | 15,992 | 15,109 |
| Current portion of note payable | 14,644 | -- |
| Future income taxes | 3,227 | 193 |
| **Total current liabilities** | 97,761 | 61,366 |
| Long-term debt | 156,435 | 121,732 |
| Note payable | 8,688 | -- |
| Future income taxes | 21,559 | 17,708 |
| **Total liabilities** | 284,443 | 200,806 |
| Minority interest | 14 | 153 |
| **Shareholders' equity** | | |
| Share capital | 161,619 | 128,963 |
| Retained earnings | 142,535 | 107,966 |
| Cumulative translation adjustment | 14,034 | 14,849 |
| **Total shareholders' equity** | 318,188 | 251,778 |
| **Total liabilities and shareholders' equity** | 602,645 | 452,737 |

## CFM CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
*(In thousands of dollars, unaudited)*

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | June 29, 2002 | June 30, 2001 | June 29, 2002 | June 30, 2001 |
| **Cash flows from operating activities** | | | | |
| Net income for the period | 7,299 | 3,371 | 27,510 | 18,259 |
| Add items not involving cash | | | | |
| Depreciation and amortization | 3,522 | 4,403 | 9,814 | 12,686 |
| Future income taxes | 3,014 | 6,645 | 7,700 | 3,350 |
| Minority interest | (17) | (64) | (6) | (84) |
| Loss on disposal of capital assets | 143 | 12 | 136 | (175) |
| Non-cash interest on Keanall note payable | 239 | | 239 | |
| | 14,200 | 14,367 | 45,393 | 34,036 |
| Change in non-cash working capital | (5,042) | (22,393) | 343 | 2,704 |
| Cash flows (used in) provided by operating activities | 9,158 | (8,026) | 45,736 | 36,740 |
| **Cash flows from investing activities** | | | | |
| Acquisitions | (20,881) | (23,363) | (33,757) | (23,363) |
| Purchase of capital assets | (5,568) | (3,162) | (16,519) | (7,370) |
| Proceeds on disposal of capital assets | 41 | 16 | 57 | 325 |
| Cash flows used in investing activities | (26,408) | (26,509) | (50,219) | (30,408) |
| **Cash flows from financing activities** | | | | |
| Repayment of non-revolving term facility | (3,750) | (3,763) | (11,280) | (11,263) |
| Revolving term facility, net | 25,510 | 36,871 | 32,236 | 9,257 |
| Bank indebtedness | (18,795) | (1,274) | (12,468) | (1,230) |
| Repurchase of common shares | - | (19) | (1,119) | (9,412) |
| Options repurchased | (507) | (201) | (3,500) | (201) |
| Issuance of common shares | 45 | 30 | 76 | 175 |
| Cash flows provided by (used in) financing activities | 2,503 | 31,644 | 3,945 | (12,674) |
| Effect of foreign currency translation on cash and cash equivalents | (195) | (493) | (297) | (1,488) |
| **Net increase (decrease) in cash and cash equivalents during the period** | (14,942) | (3,384) | (835) | (7,830) |
| Cash and cash equivalents, beginning of period | 18,373 | 12,027 | 4,266 | 16,473 |
| Cash and cash equivalents, end of period | 3,431 | 8,643 | 3,431 | 8,643 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CFM CORPORATION**

By:



Name: Sonya Stark
Title: Director, Legal Affairs, Investor Relations and Corporate Secretary

Date: July 25, 2002